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                                                                                                 EXHIBIT 12

                             KENTUCKY POWER COMPANY
                Computation of Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                          1994       1995      1996      1997      1998
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . . . . .    $19,090    $19,090   $14,914   $14,867   $13,936
  Interest on Other Long-term Debt . . . . . . . . .       -         2,422     6,446     8,597    12,188
  Interest on Short-term Debt. . . . . . . . . . . .      1,621      2,242     2,849     3,034     2,455
  Miscellaneous Interest Charges . . . . . . . . . .        485        510       555       559       634
  Estimated Interest Element in Lease Rentals. . . .        700        700       800     1,700     1,500
       Total Fixed Charges . . . . . . . . . . . . .    $21,896    $24,964   $25,564   $28,757   $30,713

Earnings:
  Net Income . . . . . . . . . . . . . . . . . . . .    $25,273    $25,128   $16,973   $20,746   $21,676
  Plus Federal Income Taxes. . . . . . . . . . . . .      2,178      3,914     5,119     9,415     9,785
  Plus State Income Taxes. . . . . . . . . . . . . .      1,154      1,420       598     2,190     2,096
  Plus Fixed Charges (as above). . . . . . . . . . .     21,896     24,964    25,564    28,757    30,713
       Total Earnings. . . . . . . . . . . . . . . .    $50,501    $55,426   $48,254   $61,108   $64,270

Ratio of Earnings to Fixed Charges . . . . . . . . .       2.30       2.22      1.88      2.12      2.09
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